2005 Market St.
Philadelphia, PA 19103-7094

FOR IMMEDIATE RELEASE

DELAWARE INVESTMENTS® DIVIDEND AND INCOME FUND, INC.
ANNOUNCES FINAL RESULTS OF TENDER OFFER

PHILADELPHIA, JULY 6, 2015 — Delaware Investments Dividend and Income Fund, Inc. (NYSE: DDF) (the "Fund"), a closed-end management investment company, today announced the final results of its tender offer for up to 448,355.0000 shares of its common stock, representing up to 5 percent of its issued and outstanding shares of common stock.  The offer expired at 11:59 p.m., New York City time, on Friday, June 26, 2015.

Based on a count by Computershare, the depositary for the tender offer, approximately 1,459,316.7530 shares of common stock, or approximately 16.27% percent of the Fund's common stock outstanding, were tendered. The Fund has accepted 448,355.0000 shares (subject to adjustment for fractional shares) for cash payment at a price equal to $10.49 per share.  This purchase price is 98% of the Fund's net asset value per share of $10.70 as of the close of regular trading on the New York Stock Exchange (“NYSE”) on June 29, 2015, the pricing date stated in the Offer to Purchase.  Because the total number of shares tendered exceeds the number of shares offered to purchase, all tendered shares are subject to pro-ration in accordance with terms of the Offer to Purchase. Under final pro-ration, 30.7266% of the shares tendered will be accepted for payment, subject to adjustment for fractional shares. Following the purchase of the tendered shares, the Fund will have approximately 8,518,735.0000 shares of common stock outstanding.

The Fund is a diversified, closed-end fund. The primary investment objective is to seek high current income; capital appreciation is a secondary objective.  The Fund seeks to achieve its objectives by investing, under normal circumstances, at least 65% of its total assets in income-generating equity securities, including dividend-paying common stocks, convertible securities, preferred stocks, and other equity-related securities.  Up to 35% of the Fund’s total assets may be invested in nonconvertible debt securities consisting primarily of high yield, high risk corporate bonds.

The Fund utilizes leveraging techniques in an attempt to obtain higher return for the Fund.  There is no assurance that the Fund will achieve its investment objectives.

The Fund has implemented a managed distribution policy. Under the policy, the Fund is managed with a goal of generating as much of the distribution as possible from net investment income and short-term capital gains. The balance of the distribution will then come from long-term capital gains to the extent permitted, and if necessary, a return of capital.

About Delaware Investments
Delaware Investments, a member of Macquarie Group, is a global asset management firm that offers a wide variety of equity and fixed income solutions for individual and institutional investors. Delaware Investments is supported by the resources of Macquarie Group (ASX: MQG; ADR: MQBKY), a global provider of asset management, investment, banking, financial and advisory services. Visit delawareinvestments.com for more information.

DELAWARE INVESTMENTS® DIVIDEND AND INCOME FUND, INC.  ANNOUNCES FINAL RESULTS OF TENDER OFFER / Page 2

Delaware Investments is the marketing name for Delaware Management Holdings, Inc. and its subsidiaries. Advisory services provided by Delaware Management Business Trust, a registered investment advisor. Macquarie Group refers to Macquarie Group Limited and its subsidiaries and affiliates worldwide. For more information about Delaware Investments, visit delawareinvestments.com or call 800 523-1918.

Neither Delaware Management Company nor its affiliates noted in this document are authorized deposit-taking institutions for the purposes of the Banking Act 1959 (Commonwealth of Australia). The obligations of these entities do not represent deposits or other liabilities of Macquarie Bank Limited (MBL). MBL does not guarantee or otherwise provide assurance in respect of the obligations of these entities, unless noted otherwise.

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Investors
Computershare
866 437-0252
delawareinvestments.com/closed-end

Media Contact
Marlene Petter or Amy Ponticello Delaware Investments 215 255-1427 / 215 255-1313

© 2015 Delaware Management Holdings, Inc.

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